SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

GENERAL COMPANY OF GEOPHYSICS

(Translation of Registrant’s Name Into English)

1, rue Léon Migaux
91341 Massy
France
(33) 1 64 47 3000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]        Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  [   ]        No  [X]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _____________.)

FORWARD-LOOKING STATEMENTS	3
PART 1	4
Item 1: FINANCIAL STATEMENTS	4
Unaudited Interim Consolidated Balance Sheets as of September 30, 2003 and December 31, 2002	4
Unaudited Interim Consolidated Statements of Operations for the three months ended September 30, 2003 and 2002 and for the nine months ended September 30, 2003 and 2002	5
Unaudited Interim Consolidated Statements of Cash Flows for the nine months ended September 30, 2003 and 2002	6
Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity during the year ended December 31, 2002 and the nine months ended September 30, 2003	7
Notes to Unaudited Interim Consolidated Financial Statements	8
Item 2: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	15
Item 3: QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	22
Item 4: CONTROLS AND PROCEDURES	23
PART II	23
Item 1: LEGAL PROCEEDINGS	23
Item 2: CHANGES IN SECURITIES AND USE OF PROCEEDS	23
Item 3: DEFAULTS UPON SENIOR SECURITIES	23
Item 4: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS	23
Item 5: OTHER INFORMATION	23
Item 6: EXHIBITS AND CURRENT REPORTS ON FORM 6-K	23

FORWARD-LOOKING STATEMENTS

     This document includes forward-looking statements. We have based these forward-looking statements on our current views and assumptions about future events.

     These forward-looking statements are subject to risks, uncertainties and assumptions we have made, including, among other things:

•	changes in international economic and political conditions, and in particular in oil and gas prices;

•	our ability to reduce costs;

•	our ability to finance our operations on acceptable terms;

•	the timely development and acceptance of our new products and services;

•	the effects of competition;

•	political, legal and other developments in foreign countries;

•	the timing and extent of changes in exchange rates for non-U.S. currencies and interest rates;

•	the accuracy of our assessment of risks related to acquisitions, projects and contracts, and whether these risks materialize;

•	our ability to integrate successfully the businesses or assets we acquire;

•	our ability to sell our seismic data library;

•	our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions and on our credit ratings for our debt obligations; and

•	our success at managing the risks of the foregoing.

     We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this document might not occur.

PART I

Item 1: FINANCIAL STATEMENTS

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

CONSOLIDATED BALANCE SHEETS

	September 30,
	2003	December 31,
	(Unaudited)	2002

	(in millions of euros)
ASSETS
Cash and cash equivalents	109.6	116.6
Trade accounts and notes receivable	171.9	192.3
Inventories and work-in-progress	62.7	65.2
Other current assets	74.6	130.9

Total current assets	418.8	505.0

Long term receivable and other investments	19.7	16.8
Investments in and advances to companies under the equity method	34.7	36.8
Property, plant and equipment, net	222.6	265.0
Goodwill and intangible assets, net	210.8	201.1

Total assets	906.6	1,024.7

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank overdrafts	7.8	10.5
Current portion of long-term debt	28.6	58.6
Trade accounts and notes payable	65.3	92.8
Accrued payroll costs	46.5	50.6
Income taxes payable	21.6	21.9
Advance billings to customers	13.0	13.9
Other current liabilities	51.5	38.3

Total current liabilities	234.3	286.6

Long-term debt	225.8	249.2
Other long-term liabilities	41.4	41.1

Total long-term liabilities	267.2	290.3

Minority interest	9.3	10.3
Common stock, 24,498,368 shares authorized; 11,680,718 shares with a € 2 nominal value issued and outstanding as of September 30, 2003; 11,680,718 at December 31, 2002	23.4	23.4
Additional paid-in capital	292.7	310.6
Retained earnings	142.5	107.2
Net income (loss) for the period	(24.5)	17.4
Cumulative translation adjustment	(38.3)	(21.1)

Total shareholders’ equity	395.8	437.5

Total liabilities and shareholders’ equity	906.6	1,024.7

See notes to Consolidated Financial Statements

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Nine months ended		Three months ended
	September 30,		September 30,

	2003	2002	2003	2002

	(in millions of euros, except per share data)
Operating revenues	454.6	490.1	135.7	153.8
Cost of operations	(366.8)	(368.0)	(106.4)	(108.4)

Gross profit	87.8	122.1	29.3	45.4

Research and development expenses — net	(19.2)	(20.6)	(6.7)	(6.5)
Selling, general and administrative expenses	(59.8)	(64.2)	(21.7)	(21.3)
Other revenues (expenses) — net	(14.1)	(2.8)	(18.1)	—

Operating income (loss)	(5.3)	34.5	(17.2)	17.6

Interest and other financial income and expense — net	(15.8)	(22.8)	(3.6)	(8.5)
Exchange gains (losses) — net	5.4	5.6	(0.7)	0.9

Income (loss) from consolidated companies before income taxes	(15.7)	17.3	(21.5)	10.0

Income taxes	(8.4)	(11.0)	(1.7)	(6.2)

Net income (loss) from consolidated companies	(24.1)	6.3	(23.2)	3.8

Equity in income (losses) of investees	5.8	3.8	0.9	2.6
Goodwill amortization	(6.2)	(4.8)	(3.2)	(1.5)

Net income (loss) before minority interest	(24.5)	5.3	(25.5)	4.9

Minority interest	—	(0.9)	—	(0.8)

Net income (loss)	(24.5)	4.4	(25.5)	4.1

Weighted average number of shares outstanding	11,680,718	11,680,718	11,680,718	11,680,718
Dilutive potential shares from stock-options	169,900	— (a)	169,900	— (a)

Dilutive weighted average number of shares outstanding	11,850,618	11,680,718	11,850,618	11,680,718

Net income (loss) per share
Basic	(2.10)	0.38	(2.18)	0.35
Diluted	(2.07)	0.38	(2.15)	0.35

(a)  Effects of stock options were anti-dilutive

See notes to Consolidated Financial Statements

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Nine months ended
	September 30,

	2003	2002

	(in millions)
Cash flows from operating activities
Net income (loss)	(24.5)	4.4
Depreciation and amortization	57.8	52.7
Multi-client surveys amortization	64.8	62.6
Net loss (gain) on sale of assets	(3.0)	3.6
Deferred income taxes	(1.0)	0.5
Minority interest	—	0.9
Equity in income of investees, net of dividends	(0.7)	(0.9)
Increase (decrease) in other long-term liabilities	(2.9)	0.3
Other non-cash items	(5.6)	1.7
Increase/decrease in operating assets and liabilities:
(Increase) decrease in trade accounts and notes receivable	12.6	35.4
(Increase) decrease in inventories and work in progress	0.6	2.2
(Increase) decrease in other current assets	55.3	(10.2)
Increase (decrease) in trade accounts and notes payable	(25.5)	(6.2)
Increase (decrease) in other current liabilities	7.9	(14.5)

Net cash provided by operating activities	135.8	132.5

Cash flows from investing activities
Purchases of property, plant and equipment (a)	(21.9)	(105.6)
Investments in multi-client surveys	(92.0)	(99.2)
Proceeds from sale of assets	4.4	10.6
Cash paid for acquired businesses, net of cash acquired	(2.0)	—
Investments in and advances to companies under the equity method	(0.6)	(1.3)
Decrease (increase) in other investments	2.3	(0.2)

Net cash used in investing activities	(109.8)	(195.7)

Cash flows from financing activities
Repayment of long-term debt	(27.4)	(50.9)
Issuance of long-term debt	—	112.7
Repayment of capital lease obligations	(10.3)	(9.6)
Government research grants received	—	—
Government research grants repaid	(0.3)	(0.2)
Increase (decrease) in bank overdrafts	(1.8)	6.3
Net proceeds from capital increase	—	—
Contribution from minority shareholders	—	—

Net cash provided by (used in) financing activities	(39.8)	58.3

Effects of exchange rate changes on cash	6.8	3.1
Net increase (decrease) in cash and cash equivalents	(7.0)	(1.8)
Cash and cash equivalents at beginning of year	116.6	56.7

Cash and cash equivalents at end of period	109.6	54.9

(a) Not including equipment acquired under capital leases	4.2	7.8

See notes to Consolidated Financial Statements

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			Additional		Cumulative	Total
	Number of	Share	paid-in	Retained	translation	shareholders'
	shares	capital	capital	Earnings	adjustment	equity

		(in millions of euros, except for number of shares)
Balance at January 1, 2002	11,680,718	23.4	347.5	70.3	21.6	462.8
Capital increase
Net income				17.4		17.4
Foreign currency translation					(42.7)	(42.7)
Other (a)			(36.9)	36.9		—
Balance at December 31, 2002	11,680,718	23.4	310.6	124.6	(21.1)	437.5
Capital increase
Net income				(24.5)		(24.5)
Foreign currency translation					(17.2)	(17.2)
Other (a)			(17.9)	17.9		—
Balance at September 30, 2003 (Unaudited)	11,680,718	23.4	292.7	118.0	(38.3)	395.8

(a) Deduction from issuance premium for allocation to the carry forward

See notes to Consolidated Financial Statements

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Note 1—Summary of significant accounting policies

     The accounting principles applied by the Group in the preparation of the accompanying financial statements are in conformity with accounting principles generally accepted in France (“French GAAP”) and comply with the regulation Number 99-02 approved by the decree dated June 22, 1999 of the French “Comité de la Réglementation Comptable”.

     The accompanying interim financial statements are also in conformity with the accounting principles applied to the Company’s annual consolidated statements, as set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2002.

     French GAAP differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Note 3 describes the principal differences between French GAAP and U.S. GAAP as they relate to CGG and its subsidiaries (“The Group”) and reconcile net income and shareholders’ equity to U.S. GAAP as of and for the period ended September 30, 2003.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2—Analysis by operating segment and geographic zone

Land SBU restructuring plan

     The Land SBU restructuring plan anticipates a redundancy of 270 personnel as well as the closure of international representation offices. The restructuring costs as of September 30, 2003 are explained as follows (non cash items):

—	assets write-downs for €7.2 million related to land acquisition recording systems and inventories,

—	restructuring measures including workforce reduction plans to be implemented late 2003 — early 2004 and provisions related to the closure of certain operational entities for a global amount of €10.2 million.

In addition to these unusual charges, we recorded a €1.6 million goodwill write-down related to our Mexican subsidiary.

Revenues by activities and geographic zone, operating income and identifiable assets by operating segments

     The Group principally services the oil and gas exploration and production industry and currently operates in two industry segments:

•	Services, which consist of (i) land seismic acquisition, (ii) marine seismic acquisition, (iii) other geophysical acquisition, including activities not exclusively linked to oilfield services, and (iv) data processing and data management;

•	Products, which consist of the manufacture and sale of equipment involved in seismic data acquisition, such as recording and transmission equipment and vibrators for use in land seismic acquisition, and software development and sales.

Revenues by activity

     The following table sets forth our consolidated operating revenues by activity, and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated:

	Nine months ended September 30,				Three months ended September 30,

	2003		2002		2003		2002

	(in millions of euros, except percentages)
Land SBU	115.2	25%	126.5	26%	20.6	15%	43.9	28%
Offshore SBU	117.3	26%	140.9	29%	26.3	19%	50.4	33%
Processing & Reservoir SBU	84.2	19%	89.3	18%	29.1	22%	30.2	20%

Services	316.7	70%	356.7	73%	76.0	56%	124.5	81%
Products	137.9	30%	133.4	27%	59.7	44%	29.3	19%

Total	454.6	100%	490.1	100%	135.7	100%	153.8	100%

Revenues by geographic zone

     Analysis of operating revenues by origin

	Nine months ended September 30,				Three months ended September 30,

	2003		2002		2003		2002

	(in millions of euros, except percentages)
France	112.9	25%	126.6	26%	48.3	36%	33.8	22%
Rest of Europe	38.6	8%	53.9	11%	10.9	8%	20.3	13%
Asia-Pacific/Middle East	47.8	10%	65.7	13%	13.9	10%	26.0	17%
Africa	66.3	15%	61.8	13%	22.3	16%	23.4	15%
Americas	189.0	42%	182.1	37%	40.3	30%	50.3	33%

Total	454.6	100%	490.1	100%	135.7	100%	153.8	100%

     Analysis of operating revenues by location of customers

	Nine months ended September 30,				Three months ended September 30,

	2003		2002		2003		2002

	(in millions of euros, except percentages)
France	5.7	1%	4.1	1%	2.3	2%	1.7	1%
Rest of Europe	58.9	13%	85.5	17%	28.4	21%	25.9	17%
Asia-Pacific/Middle East	112.6	25%	118.8	24%	41.0	30%	38.5	25%
Africa	90.4	20%	79.5	16%	14.4	11%	28.0	18%
Americas	187.0	41%	202.2	41%	49.6	36%	59.7	39%

Total	454.6	100%	490.1	100%	135.7	100%	153.8	100%

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

Analysis by operating segment

	Nine months ended September 30, 2003							Nine months ended September 30, 2002

				Eliminations						Eliminations
				and		Consolidated				and		Consolidated
	Services		Products	Adjustments		Total		Services	Products	Adjustments		Total

	(in millions of euros)
Revenues from unaffiliated customers	316.7		137.9			454.6		356.7	133.4			490.1
Inter-segment revenues	1.0		14.1	(15.1)		—		0.6	67.1	(67.7)		—

Operating revenues	317.7		152.0	(15.1)		454.6		357.3	200.5	(67.7)		490.1

Operating income (loss)	(32.1	)(a)	30.4	(3.6	)(b)	(5.3	)(a)	13.1	36.1	(14.7	)(b)	34.5

Equity income (loss) of investees	5.6		0.2	—		5.8		4.6	(0.8)	—		3.8
Capital expenditures (c)	118.2		2.3	(2.4)		118.1		220.2	3.9	(11.5)		212.6
Depreciation and amortization (d)	118.2		9.1	(4.7)		122.6		110.1	9.3	(4.4)		115.0
Corporate assets amortization						0.1						0.3
Investments in companies under equity method	0.6					0.6		1.3	—	—		1.3

Identifiable assets	578.3		198.0	(22.5)		753.8		754.3	230.0	(48.4)		935.9

Unallocated and corporate assets						152.8						90.5

Total assets						906.6						1,026.4

(a)	Includes €17.4 million (Services segment: €18.4 million; Eliminations: €(1.0) million) related to the restructuring plan of our Land SBU as follows :

•	€10.2 million related to the redundancy plan and other expenses,
•	€7.2 million (Services segment: €8.2 million; Eliminations: €(1.0) million) related to asset write-downs

(b)	Includes general corporate expenses of €8.0 million for the nine months ended September 30, 2003 and €8.5 million for the comparable period in 2002.

(c)	Includes investments in multi-client surveys of €92.0 million for the nine months ended September 30, 2003 and €99.2 million for the comparable period in 2002, and equipment acquired under capital leases, of which there was €4.2 million in the nine months ended September 30, 2003 and €7.8 million for the comparable period in 2002.

(d)	Includes multi-client amortization of €64.8 million for the nine months ended September 30, 2003 and €62.6 million for the comparable period in 2002, and goodwill amortization for our Services and Products segments of €2.6 million and €3.7 million, respectively, for the nine months ended September 30, 2003 and €1.0 million and €3.8 million, respectively, for the comparable period in 2002.
Goodwill amortization for Services segment includes €1.6 million write-down following the restructuring plan of our Land SBU.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

	Three months ended September 30, 2003						Three months ended September 30, 2002

				Eliminations					Eliminations
				and	Consolidated				and		Consolidated
	Services		Products	Adjustments	Total		Services	Products	Adjustments		Total

	(in millions of euros)
Revenues from unaffiliated customers	76.0		59.7	—	135.7		124.4	29.4			153.8
Inter-segment revenues	0.5		4.1	(4.6)	—		0.2	27.9	(28.1)		—

Operating revenues	76.5		63.8	(4.6)	135.7		124.6	57.3	(28.1)		153.8

Operating income (loss)	(31.0	)(a)	13.8	— (b)	(17.2	)(a)	11.2	10.8	(4.4	)(b)	17.6

Equity income (loss) of investees	0.9		—	—	0.9		2.6	—			2.6
Capital expenditures (c)	31.6		1.4	(0.1)	32.9		86.1	2.1	(3.2)		85.0
Depreciation and amortization (d)	30.5		3.1	(1.6)	32.0		40.5	2.7	(1.7)		41.5
Corporate assets amortization					—						0.1
Investments in companies under equity method					—		1.1	—	—		1.1

(a)	Includes €17.4 million (Services segment: €18.4 million; Eliminations: €(1.0) million) related to the restructuring plan of our Land SBU as follows :

•	€10.2 million related to the redundancy plan and other expenses,
•	€7.2 million (Services segment: €8.2 million; Eliminations: €(1.0) million) related to asset write-downs

(b)	Includes general corporate expenses of €2.7 million for the three months ended September 30, 2003 and €3.1 million for the comparable period in 2002.

(c)	Includes investments in multi-client surveys of €25.3 million for the three months ended September 30, 2003 and €38.8 million for the comparable period in 2002, and equipment acquired under capital leases, of which there was none in the three months ended September 30, 2003 and €2.7 million for the comparable period in 2002.

(d)	Includes multi-client amortization of €9.3 million for the three months ended September 30, 2003 and €23.4 million for the comparable period in 2002,and goodwill amortization for our Services and Products segments of €2.0 million and €1.3 million, respectively, for the three months ended September 30, 2003 and €0.3 million and €1.2 million, respectively, for the comparable period in 2002.
Goodwill amortization for Services segment includes €1.6 million write-down following the restructuring plan of our Land SBU.

COMPAGNIE GÉNÉRALE DE GÉ, S.A.

Note 3—RECONCILIATION TO U.S. GAAP

A — Summary of differences between accounting principles followed by the group and U.S. GAAP

     The accompanying consolidated financial statements have been prepared in accordance with French GAAP, which differ in certain significant respects from U.S. GAAP. These differences relate mainly to the following items, and the necessary adjustments are shown in the tables in section 3 B below.

Derivative instruments and hedging activity

     Under French GAAP, derivative instruments used as hedges are not recognized in the balance sheet, and hedging gains and losses are recorded in the same period as the income or loss on the hedge transactions.

     Under U.S. GAAP, beginning January 1, 2001 with the adoption of SFAS No. 133, all derivative instruments are recorded in the balance sheet at fair value. Specifically,

•	hedge accounting may only be applied to hedges meeting strict criteria, and SFAS No. 133 defines new requirement for designation and documentation of hedging relationships as well as ongoing effectiveness assessments in order to use hedge accounting;

•	for derivatives qualifying as hedges of future cash flows, the effective portion of changes in fair value is recorded temporarily in equity (Other Comprehensive Income), then recognized in earnings along with the related effects of the hedged items. Any ineffective portion of hedges is reported in earnings as it occurs;

•	for derivatives qualifying as fair value hedges, changes in fair value of both the derivative and the hedged item are recognized in earnings;

•	for embedded derivatives in long-term contracts in foreign currencies (primarily U.S. dollar), revenue and expenses with a non-U.S. client or supplier are recognized at the forward exchange rate negotiated at the beginning of the contract. The variation of fair market value of the embedded derivative foreign exchange contracts is recognized in earnings;

•	if hedge accounting is not applied, changes in the fair value of derivative instruments are recorded in earnings.

Goodwill amortization and impairment

     Under French GAAP, goodwill is amortized on a straight-line basis over its estimated useful life.

     Under U.S. GAAP, before 31 December 2001, no difference was reported for goodwill accounting. Since 1 January 2002, however, goodwill is no longer amortized but remains at its carrying value as of December 31, 2001. Under the provisions of SFAS 142 “Goodwill and Other Intangible Assets”, goodwill is tested for impairment at least annually.

Available-for-sale securities

     Under French GAAP, investment in equity securities are recorded at acquisition cost and an allowance is provided if management deems that there has been an other-than-temporary loss in fair value. Unrealized gains and temporary unrealized losses are not recognized. For equity securities, the allowance is evaluated based on the average of the market price in the last 30 days.

     Under U.S. GAAP, investments in equity securities are classified into two categories and accounted as follows. Equity securities that are acquired and held principally for the purpose of sale in the near term are classified as “trading securities” and are reported at fair value, with unrealized gains and losses included in earnings. All other equity securities are classified in “available for sale” securities and reported at fair value, with unrealized gains and temporary losses excluded from earnings and reported in shareholder’s equity. In case of other-than-temporary loss in fair value, an allowance is recorded in earnings. Such allowance is evaluated based on the market price at the closing rate.

Stock-based compensation

     Under French GAAP, no compensation cost is recognized for stock options.

     For U.S. GAAP purposes, the stock-based compensation plans qualify as fixed plans under U.S. GAAP, compensation cost is recorded under APB25 equal to the excess, if any, of the market price over the exercise price of the underlying shares at the date of grant.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

B — Reconciliation of net income and shareholders’ equity to U.S. GAAP

Consolidated Net Income

	September 30,

	2003	2002
	(Unaudited)	(Unaudited)

	(in millions of euros, except per share data)
Net income (loss) as reported in the Statement of Operations	(24.5)	4.4
Goodwill amortization	6.2	4.8
Available-for-sale securities	(2.8)	—
Stock options	(0.1)	—
Derivative instruments and hedging activities	13.9	(2.8)

Net income (loss) according to U.S. GAAP	(7.3)	6.4

Weighted average number of shares outstanding	11,680,718	11,680,718
Dilutive potential shares from stock-options	169,900	34,525

Dilutive weighted average number of shares outstanding	11,850,618	11,715,243
Net income (loss) per share
Basic	(0.62)	0.55
Diluted	(0.61)	0.55

Shareholders’ equity

	September 30,
	2003	December 31,
	(Unaudited)	2002

	(in millions of euros)
Shareholders’ equity as reported in the Consolidated Balance Sheets	395.8	437.5
Goodwill amortization	12.5	6.3
Available-for-sale securities	(3.3)	(0.5)
Stock options	(0.1)
Derivative instruments and hedging activities	(0.6)	(14.5)
Other comprehensive income	5.7	2.2

Shareholders’ equity according to U.S. GAAP (a)	410.0	431.0

(a)	including comprehensive income of €(3.5) million as of September 30, 2003 and €(25.4) as of December 31, 2002.

C — Additional U.S. GAAP disclosures

     In November 2002, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 are effective for financial statements of annual periods that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The Group is currently assessing the impacts of FIN 45 on its financial statements.

     In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), an interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The disclosure provisions of FIN 46 are effective for financial statements initially issued after January 31, 2003. Public entities with a variable interest in a variable interest entity created before February 1, 2003 shall apply the consolidation requirements of FIN 46 to that entity no later than the beginning of the first annual reporting period beginning after June 15, 2003. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. The Group is currently assessing the impacts of FIN 46 on its financial statements.

     In May 2003, the FASB issued SFAS 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability. The changes in this statement will result in a more complete depiction of an entity’s liabilities and equity and will, thereby, assist investors and creditors in assessing the amount, timing, and likelihood of potential future cash outflows and equity share issuances. The majority of the instruments within the scope of SFAS 150 are to be measured initially and on a continuous basis at fair value, with offsets being charged to the statement of operations. SFAS 150 is effective for financial instruments issued or modified after March 31, 2003. No such instruments within the scope of this Statement were issued or modified since March 31, 2003. Financial instruments existing before March 31, 2003 are subject to this Statement beginning on January 1, 2004. The Group is currently reviewing this Statement to measure the potential impact on its results of operations and financial position for financial instruments existing before March 31, 2003.

Item 2: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Factors Affecting Results of Operations

     We divide our businesses into two segments, geophysical services and geophysical products. Operationally, the Services segment is organized into three strategic business units, or SBUs:

•	the Land SBU for land and shallow water seismic acquisition activities;

•	the Offshore SBU for marine seismic acquisition and multi-client library sales; and

•	the Processing & Reservoir SBU for seismic data processing, data management and reservoir studies.

     Our Products segment includes primarily our equipment manufacturing subsidiaries comprising Sercel.

     Overall demand for geophysical services is dependent upon spending by oil and gas companies for exploration, production development and field management activities. This spending depends in part on present and expected future oil and gas prices. Despite relatively high energy prices for the last four years, following the sharp drop of late 1998 and early 1999, the geophysical services market has not recovered in terms of either business volume or price to the levels preceding the 1998-1999 decline of oil and gas prices. Management believes that two fundamental factors have contributed to this unusual situation. First, global geopolitical uncertainty, particularly following the September 11, 2001 tragedy and further accentuated by tension in the Middle East during the first half of 2003, has not created the confidence and visibility that are essential in our client’s on long term decision-making processes, with many projects being delayed or cancelled. Second, given this difficult environment, geophysical services providers as a whole have not reacted efficiently, in particular in terms of capacity adjustment, which results in excess supply applying downward pricing pressure in the market.

     Nevertheless, we believe that the long-term outlook for the geophysical services sector remains fundamentally positive for a number of reasons:

•	If they occur, renewed geopolitical stability and economic growth may gradually restore confidence and visibility in the market, improving the prospects for new projects by our clients.

•	Economic growth, particularly in more active regions such as Asia, may generate increased energy demand and sustain both energy prices and exploration efforts in a context of diminishing reserves.

•	The scope of application of geophysical services has considerably increased over the last few years as a result of significant research and development efforts and can now potentially be applied to the entire sequence of exploration/development/production as opposed to exploration only. This is particularly true with technologies such as 4D (time lapse seismic data). This could result in larger accessible markets for the geophysical industry.

•	Finally, the depth and duration of the current contraction in the geophysical sector has gradually increased awareness among geophysical service providers of the need to improve the sector’s business model, which under current conditions creates little shareholder value.

     In respect of the last point above, in September 2002 we took a 7.5% equity stake in the capital of one of our competitors, the Norwegian company Petroleum Geo Services ASA (“PGS”), for a total price of U.S.$7.0 million. Since then, we have supported PGS during its financial restructuring effort, in particular its need to reschedule and restructure its debt. The first stage of this process was completed on June 18, 2003, when PGS its creditors and certain of its shareholders (including CGG) entered into a plan support agreement. The final stage of this process was reached on October 21, 2003 when a U.S. court approved the restructuring plan agreed upon between PGS and its creditors, clearing the way out of a Chapter 11 bankruptcy. As a result of the new capital structure and further to the exercise of options granted to CGG as both a supporting and common shareholder of PGS, CGG will hold 867,999 shares of PGS for a total investment of approximately U.S.$19 million representing 4.34% of the new equity composed of 20,000,000 shares. We intend to engage in discussions with PGS with a view to merging the two companies’ seismic businesses, thereby creating the conditions for enhanced operational efficiency and achieving sufficient critical mass to allow flexible management of supply. Although we believe that all parties understand the rationale for, and benefits of, such a merger, no assurance can be given that such discussions will develop or that they will conclude successfully.

Land acquisition restructuring plan

     The land acquisition restructuring plan should be completed by late 2003 – early 2004. This plan anticipates a redundancy of 270 personnel as well as the closure of international representation offices, corresponding to approximately €30 million of fixed costs savings on a yearly basis, with full effect in the second half of 2004. A €19 million provision has been booked in our third quarter ended September 30, 2003, split €10.2 million for provisions and €8.8 million for assets write-downs.

Revenues and backlog

     Our revenues for the nine months ended September 30, 2003 decreased 7% to €454.6 million from €490.1 million for the nine months ended September 30, 2002. Expressed in U.S. dollars, revenues increased 11% to U.S.$503.1 million from U.S.$452.1 million. The increase resulted primarily from our Products segment, which experienced a 26% increase in revenues in dollar terms (excluding intra-group sales) for the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002, and to a lesser extent from our Land and

Processing & Reservoir SBUs. Revenues for the nine months ended September 30, 2003 for our Land and Processing & Reservoir SBUs increased in dollar terms by 8% and 13%, respectively, compared to the nine months ended September 30, 2002.

     Our backlog as of November 1, 2003 was €262 million (U.S.$305 million), compared to €320 million (U.S.$315 million) as of November 1, 2002, representing a 18% decrease, which was primarily attributable to our Land and Offshore SBUs.

Acquisitions and Dispositions

     We made no acquisitions or dispositions during the quarter ended September 30, 2003.

     In October 2003, we acquired Sodera, a company providing airgun sources used mainly in seismic data acquisition, for approximately U.S.$4 million.

Critical Accounting Policies

     Our significant accounting policies, which we have applied consistently in all material respects, are more fully described in Note 1 to our consolidated annual financial statements contained in our Annual Report for the year 2002 on Form 20-F. However, certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations. As we must exercise significant judgment when we apply these policies, their application is subject to an inherent degree of uncertainty. We believe the following critical accounting policies require our more significant judgments and affect estimates used in the preparation of our consolidated financial statements.

Multi-client survey accounting

     Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client library. The multi-client library is stated at this cost less accumulated amortization or fair value, if lower. We review the library for potential impairment for each survey on an ongoing basis.

     Revenue recognition:

     Revenues related to multi-client surveys result from pre-commitment sales to clients and licenses to clients after completion of the surveys (“after-sales”).

     Pre-commitments — Generally, we obtain commitments from a limited number of customers before a seismic project is completed. These commitments cover part or all of the survey area blocks. In return for the commitment, the customer typically gains the ability to direct or influence the project specifications, advance access to data as it is being acquired, and favorable pricing.

     We recognize pre-commitments as revenue based on the ratio of project cost incurred to total estimated project cost, which we believe reflects the physical progress of the project.

     After sales — Generally, we grant a license entitling non-exclusive access to a complete and ready for use, specifically defined portion of our multi-client data library in exchange for a fixed and determinable payment. We recognize after sales revenue upon the client executing a valid licensing agreement and having been granted access to the data. Within thirty days of execution and access, the client may exercise our warranty that all the data conforms to technical specifications.

     After sales volume agreements — We enter into customer arrangements in which we agree to grant licenses to the customer for access to a specified number of blocks of our multi-client library. These arrangements typically enable the customer to select and access the specific blocks for a limited period of time. We recognize revenue when the blocks are selected and the client has been granted access to the data.

     Amortization:

     We amortize the multi-client surveys according to three different sets of parameters depending on the area or type of surveys considered:

•	Gulf of Mexico surveys: amortized on the basis of 66.6% of revenues. Starting at the time of data delivery, a minimum straight-line depreciation scheme is applied on a three years period, should total accumulated depreciation from sales be below this minimum level.

•	Rest of the world surveys: same as above except depreciation is 83.3% of revenues and straight-line depreciation is a five year period from data delivery.

•	Long term strategic 2D surveys: amortization on sales according to the above area split and straight-line depreciation on a seven year period from data delivery.

Exclusive survey accounting (Proprietary / Contract services)

     We perform seismic services for a specific customer. We recognize proprietary/contract revenue as the services are rendered. We evaluate the progress to date, in a manner generally consistent with the physical progress of the project, and recognize revenue based on the ratio of the project’s cost to date to the total project cost.

Other geophysical services

     Revenue from our other geophysical services is recognized as the services are performed.

Goodwill amortization and impairment of long-lived assets

     We amortize goodwill on a straight-line basis over future periods of benefit, as estimated by management, which may range from five to twenty years. We select the period of benefit based on the strategic significance of the asset acquired.

     We assess the impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important that could trigger an impairment review include the following:

•	significant underperformance relative to expected operating results based upon historical and/or projected data;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

•	significant negative industry or economic trends.

     When we determine that the carrying value of intangibles, long-lived assets and goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we compare that the carrying value of each group of autonomous assets (independent operating units or subsidiaries) with the undiscounted cash flows that they are expected to generate based upon our expectations of future economic and operating conditions. Should this comparison indicate that an asset is impaired, the write-down recognized is equivalent to the difference between carrying value and either value or the sum of discounted future cash flows.

Three months ended September 30, 2003 compared with three months ended September 30, 2002

Operating Revenues

     Our consolidated operating revenues for the three months ended September 30, 2003 decreased 12% to €135.7 million from €153.8 million for the comparable period in 2002. Because approximately 85% of our operating revenues were in U.S. dollars, the decrease in the value of the U.S. dollar had a negative impact on our operating revenues as expressed in euros in our financial statements. Expressed in U.S. dollars, our consolidated operating revenues were stable at U.S.$151.6 million.

     Services

     Operating revenues for our Services segment (excluding internal sales) decreased 39% to €76.0 million for the three months ended September 30, 2003 from €124.5 million for the comparable period in 2002. Expressed in U.S. dollars, operating revenues decreased 31%.

     Land SBU. Operating revenues for our Land SBU decreased significantly, by 53% to €20.6 million for the three months ended September 30, 2003 from €43.9 million for the comparable period in 2002. Expressed in U.S. dollars, operating revenues decreased by 47% as a result of the very weak mid-year backlog. On average, during the three months ended September 30, 2003 seven crews were in operation compared to 14 for the comparable period in 2002.

     Offshore SBU. Operating revenues for our Offshore SBU decreased 48% to €26.3 million in the three months ended September 30, 2003 from €50.4 million for the comparable period in 2002. Expressed in U.S. dollars, operating revenues decreased by 41%. This decrease was attributable to a lower marine capacity with the loss of the CGG Mistral, the sale of our borehole seismic activity in December 2002 and a weaker demand in multi-client activity. Multi-client data sales decreased 70% to €10.5 million for the three months ended September 30, 2003 from €35.1 million for the comparable period of 2002 due to lower demand for multi-client datas, particularly in the Gulf of Mexico area. Exclusive contracts accounted for 45% of our marine seismic sales for the three months ended September 30, 2003.

     Processing & Reservoir SBU. Operating revenues for our Processing & Reservoir SBU for the three months ended September 30, 2003 decreased 4% to €29.1 million from €30.2 million for the comparable period in 2002. Expressed in U.S. dollars terms, operating revenues increased 9% to U.S.$32.5 million from U.S.$29.7 million for the comparable period of 2002. This increase is primarily due to our increased market share in Southeast Asia , the wider use of high-end imaging technology, and new dedicated centers working exclusively for certain clients.

     Products

     Operating revenues for our Products segment increased 11% to €63.8 million for the three months ended September 30, 2003 from €57.3 million for the comparable period in 2002. Expressed in U.S. dollars, operating revenues for our Products segment increased 26% to U.S.$71.3 million from U.S.$56.5 million. Excluding intra-group sales, revenues increased 104% to €59.7 million for the three months ended September 30, 2003 compared to €29.3 million for the comparable period in 2002. The overall increase in sales resulted from considerably higher sales of land products, confirming the recovery in demand already experienced in the previous quarter. Marine product sales, however, were weak.

Operating Expenses

     Cost of operations, including depreciation and amortization, decreased 2% to €106.4 million for the three months ended

September 30, 2003 from €108.4 million for the comparable period in 2002. As a percentage of operating revenues, cost of operations increased to 78% in the three months ended September 30, 2003 compared to 70% in the comparable period of 2002 due to the negative impact of the U.S. dollar exchange rate. Because our revenues are more dollar-denominated than our costs of operations, a decrease in the value of the U.S. dollar against the euro decreases our revenues to a larger extent than our expenses. Gross profit decreased 35% to €29.3 million for the three months ended September 30, 2003 compared to €45.4 million for the comparable period in 2002.

     Research and development expenditures, net of government grants, increased slightly by 2% to €6.7 million for the three months ended September 30, 2003 compared to €6.5 million in the comparable period in 2002.

     Selling, general and administrative expenses for the three months ended September 30, 2003 increased 2% to €21.7 million from 21.3 million in the comparable period in 2002. As a percentage of operating revenues, selling, general and administrative costs increased to 16% for the three months ended September 30, 2003 compared to 14% in the comparable period in 2002.

     Other expenses amounted to €18.1 million for the three months ended September 30, 2003 including €17.4 million due to the restructuring plan of our Land SBU as follows:

•	€10.2 million related to the redundancy plan and other expenses
•	€7.2 million related to asset write-downs

Operating Income (Loss)

     We had operating loss (before amortization of goodwill) of €17.2 million for the three months ended September 30, 2003 compared to an operating income of €17.6 million for the comparable period in 2002.

     Operating loss from our Services segment was €31.0 million in the three months ended September 30, 2003 compared to an operating income of €11.2 million for the comparable period in 2002, due to the restructuring plan of our Land SBU as described above and several unfavorable factors: the negative impact of U.S. dollar / euro exchange rate, low Land SBU activity and a poor level of multi-clients data after sales.

     Operating income from our Products segment was €13.8 million in the three months ended September 30, 2003 compared to €10.8 million for the comparable period in 2002, despite the increase in the value of the euro.

Financial Income and Expenses, Net

     Net financial expenses decreased 58% to €3.6 million for the three months ended September 30, 2003 from €8.5 million for the comparable period in 2002. The decrease resulted from the reduction of €2.2 million of the allowance related to PGS stock that we hold due to the increase of PGS’s stock price since the announcement of the PGS’s proposed financial restructuring plan and the positive impact of the U.S. dollar / euro exchange rate on our interest expenses denominated in dollars.

     Foreign exchange losses were €0.7 million for the three months ended September 30, 2003, due to unfavorable hedges, compared to a €0.9 million foreign exchange gains for the comparable period in 2002.

Equity in Income (Losses) of Investees

     Income from investments accounted for under the equity method decreased 64% to €0.9 million for the three months ended September 30, 2003 from €2.6 million for the comparable period in 2002 principally due to weaker demand experienced by Argas, our joint venture in Saudi Arabia.

Income Taxes

     Income taxes decreased to €1.7 million for the three months ended September 30, 2003 from €6.2 million for the comparable period in 2002, principally attributable to the fall of activity in certain countries where our operations were subject to taxation based on revenues.

Net Income (Loss)

     Net loss for the three months ended September 30, 2003 was €25.5 million compared to net income of €4.1 million for the comparable period of 2002.

     Net loss for the three months ended September 30, 2003 included a goodwill write-down of €1.6 million related to the Land SBU restructuring plan.

Nine months ended September 30, 2003 compared with nine months ended September 30, 2002

Operating Revenues

     Our consolidated operating revenues for the nine months ended September 30, 2003 decreased 7% to €454.6 million from €490.1 million for the comparable period in 2002. Expressed in U.S. dollars, our consolidated operating revenues increased 11% to U.S.$503.1 million from U.S.$452.2 million in 2002. The increase was primarily attributable to non-group sales of our

Products segment.

     Services

     Operating revenues for our Services segment (excluding internal sales) for the nine months ended September 30, 2003 decreased 11% to €316.7 million from €356.7 million for the comparable period in 2002. Expressed in U.S. dollars, operating revenues increased 6% to U.S.$349.7 million from U.S.$330.3 million in 2002.

     Land SBU. Operating revenues for our Land SBU for the nine months ended September 30, 2003 decreased 9% to €115.2 million compared to €126.5 million for the comparable period in 2002. Expressed in U.S. dollars, operating revenues increased 8% to U.S.$126.9 million from U.S.$117.2 million in 2002. During the first nine months of 2003, 12 crews on average were in operation compared to 14 crews on average for the comparable period in 2002.

     Offshore SBU. Operating revenues for our Offshore SBU for the nine months ended September 30, 2003 decreased 17% to €117.3 million compared to €140.9 million for the comparable period in 2002. Expressed in U.S. dollars, operating revenues were largely stable at U.S.$129.6 million compared to U.S.$130.6 million in 2002 despite the loss of the CGG Mistral and the sale of our borehole seismic activity in December 2002.

     Multi-client data sales decreased 12% to €85.1 million for the nine months ended September 30, 2003 from €96.2 million for the comparable period in 2002. Exclusive contracts accounted for 30% of our offshore sales for the nine months ended September 30, 2003 compared to 31% for the comparable period in 2002.

     Processing & Reservoir SBU. Operating revenues for our Processing & Reservoir SBU for the nine months ended September 30, 2003 decreased 6% to €84.2 million from €89.3 million for the comparable period in 2002. Expressed in U.S. dollars, operating revenues increased 9% to U.S.$32.5 million from U.S.$29.7 million in 2002, due to our increased market share in Southeast Asia, the wider use of high-end imaging technology and new, dedicated centers working exclusively with certain clients.

Products

     Operating revenues for our Products segment (including intra-group sales) in the nine months ended September 30, 2003 decreased 24% to €152.0 million compared to €200.5 million for the comparable period in 2002. Expressed in U.S. dollars, operating revenues decreased 9% to U.S.$168.9 million from U.S.$184.7 million in 2002. Excluding intra-group sales, operating revenues increased 3% to €137.9 million for the nine months ended September 30, 2003 compared to €133.4 million for the comparable period in 2002. In U.S. dollar terms, external revenues increased significantly by 26% to U.S.$153.4 million. Demand for marine products remained very low in the nine months ended September 30, 2003 compared to the comparable period in 2002, when we sold several seal systems to various customers, including within the CGG group for use on the CGG Mistral.

Operating Expenses

     Cost of operations, including depreciation and amortization, were €366.8 million for the nine months ended September 30, 2003 compared to €368.0 million in the comparable period in 2002. As a percentage of operating revenues, cost of operations increased to 81% in the first nine months of 2003 compared to 75% in the first nine months of 2002. Because our revenues are more dollar-denominated than our costs of operations, a decrease in the value of the U.S. dollar against the euro decreases our revenues to a larger extent than our expenses. Gross profit decreased to €87.8 million for the nine months ended September 30, 2003 compared to €122.1 million for the comparable period in 2002.

     Research and development expenditures, net of government grants, decreased 7% to €19.2 million compared to €20.6 million in the comparable prior period due to costs for developing and testing prototype marine products in 2002.

     Selling, general and administrative expenses decreased 7% to €59.8 million for the nine months ended September 30, 2003 compared to €64.2 million for the comparable period in 2002. As a percentage of operating revenues, selling, general and administrative costs were stable at 13%.

     Other expenses amounted to €14.1 million for the nine months ended September 30, 2003 including restructuring costs for €17.4 million and a €3.6 million gain related to the sale of certain Land non-exclusive surveys.

     Other expenses also included restructuring costs in the amount of €1.2 million related to a redundancy plan announced in March 2003 following the loss of our seismic vessel the “CGG Mistral” in December 2002, offset by a recognized gain of €2.1 million from indemnities paid by the insurance company in respect of the hull of the sunken vessel.

Operating Income (Loss)

     We had operating loss for the nine months ended September 30, 2003 of €5.3 million compared to operating income of €34.5 million for the comparable period in 2002.

     Operating loss from our Services segment was €32.1 million for the nine months ended September 30, 2003 compared to operating income of €13.1 million for the comparable period in 2002. This operating loss for the nine months ended September 30, 2003 was essentially generated during the third quarter of 2003.

     Operating income from our Products segment was €30.4 million for the first nine months of 2003 compared to €36.1 million for the comparable period in 2002, due to the negative impact of the U.S. dollar / euro exchange rate and a volume decrease in sales, partially offset by the productivity and cost savings and a more favorable product mix.

Financial Income and Expenses, Net

     Net financial expenses decreased 30% in the nine months ended September 30, 2003 to €15.8 million from €22.8 million during the comparable period in 2002. The decrease resulted from the reduction of €2.8 million of the allowance taken on our PGS stock due to the increase of PGS’s stock price and the positive impact of the U.S. dollar / euro exchange rate on our U.S. dollar- denominated bond interest.

     Foreign exchange gain was €5.4 million for the first nine months of 2003 compared to a foreign exchange gain of €5.6 million for the comparable period in 2002 due favorable hedges. In connection with hedging our currency exposure risks, we hedged U.S. dollars by forward sales, which had a favorable impact on our financial result due to the decline of the U.S. dollar against the euro.

Equity in Income (Losses) of Investees

     Income from investments accounted for under the equity method increased to €5.8 million in the first nine months of 2003 from €3.8 million in the comparable period in 2002, primarily due to the strong performance of Argas, our Saudi Arabian joint venture, in the first six months of 2003.

Income Taxes

     Income taxes decreased to €8.4 million for the nine months ended September 30, 2003 from €11.0 million for the nine months ended September 30, 2002 principally due to the fall of activity in certain countries where our operations were subject to taxation based on revenues.

     We are not subject to a worldwide taxation system and the income tax paid in foreign countries, mainly based on revenues, does not generate comparable tax credits in France, our country of consolidated taxation.

Net Income (Loss)

     Net loss for the nine months ended September 30, 2003 was €24.5 million compared to a net income of €4.4 million for the comparable period in 2002.

     Net loss for the nine months ended September 30, 2003 included a goodwill write-down of €1.6 million related to the Land SBU restructuring plan.

Liquidity and Capital Resources

     Our principal needs for capital are the funding of ongoing operations, capital expenditures, investments in our multi-client data library and acquisitions.

Operations

     For the nine months ended September 30, 2003, our net cash provided by operating activities, before changes in working capital, was €84.9 million compared to €125.8 million for the comparable period in 2002. Changes in working capital in the nine months ended September 30, 2003 amounted to €50.9 million compared to €6.7 million in the comparable period in 2002. Excluding insurance indemnities received during the first nine months of 2003 related to the CGG Mistral, changes in working capital were €1.9 million.

Investing Activities

     During the nine months ended September 30, 2003, we incurred capital expenditures of €26.1 million (including €4.2 million of equipment acquired under capital lease) related primarily to the acquisition of a 408UL seismic data recording system, vehicles for land surveys and maintenance of seismic vessel.

     We also invested €92.0 million in our multi-client library, primarily in deepwater areas offshore in the Gulf of Mexico and Brazil. As of September 30, 2003, the net book value of our marine multi-client data library was €146.9 million compared to €121.9 million as of September 30, 2002.

Financing Activities

     Net cash provided by financing activities during the nine months ended September 30, 2003 was negative €39.8 million, resulting principally from the repayment, with insurance proceeds related to the CGG Mistral, of a U.S.$20 million bank facility used for financing equipment on the CGG Mistral.

     Net debt was €152.6 million as of September 30, 2003 and €202 million as of December 31, 2002, a reduction that resulted to a significant extent from the drop in the euro value of our dollar-denominated, the insurance proceeds and the net cash providing by operation after capital expenditures. The ratio of net debt to equity decreased to 39% as of September 30, 2003 compared to 46% as of December 31, 2002.

     Adjusted EBITDA for the nine months ended September 30, 2003 was €122.7 million compared to €147.0 million for the comparable period in 2002.

     Adjusted EBITDA for the three months ended September 30, 2003 was €22.3 million compared to €52.1 million for the comparable period in 2002.

     "Adjusted EBITDA” is defined as operating income (loss) excluding non-recurring revenues (expenses) plus depreciation, insurance,

amortization and additions (deductions) to valuation allowances of assets and add-back of dividends received from equity companies. Adjusted EBITDA is presented as additional information because we understand that it is one measure used by certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. However, other companies may present adjusted EBITDA differently than we do. Adjusted EBITDA is not a measure of financial performance under French GAAP or U.S. GAAP and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with French GAAP or U.S. GAAP.

     The following table presents a reconciliation of adjusted EBITDA to operating income for the periods indicated as follows:

	Nine months ended		Three months ended
	September 30		September 30

	2003	2002	2003	2002

		(in millions of euros)
Adjusted EBITDA	122.7	147.0	22.3	52.1
Depreciation and amortization (excluding goodwill amortization)	(51.6)	(47.9)	(19.4)	(16.7)
Multi-client surveys amortization	(64.8)	(62.6)	(9.3)	(23.4)
Variation of current assets allowance	4.2	0.1	0.2	2.8
Dividends received from equity companies	(5.8)	(2.9)	(0.5)	—
Non recurring gains (losses)	(10.0)	0.8	(10.5)	2.8

Operating income (loss)	(5.3)	34.5	(17.2)	17.6

     For a more detailed description of our financing activities, see “Liquidity and Capital Resources” in our annual report on Form 20-F for the year ended December 31, 2002.

Contractual Obligations

     The following table sets forth our future cash obligations as of September 30, 2003.

	Payments Due by Period

	Less than 1 year	2-3 years	4-5 years	After 5 years	Total

	(in millions of euros)
Long-Term Debt	7.5	6.9	200.2	1.9	216.5
Capital Lease Obligations	13.6	8.8	10.6	—	33.0
Operating Leases	46.7	44.5	40.1	2.6	133.9
Other Long-Term Obligations (bond interest)	20.5	41.0	30.8	—	92.3

Total Contractual Cash Obligations	88.3	101.2	281.7	4.5	475.7

     As part of the Plan Support Agreement and the Underwriting Agreement signed on June 18, 2003 and July 25, 2003, respectively, we have been committed for an amount of U.S.$22 million to acquire jointly up to 30% of the Post-restructuring equity of PGS. Our commitment will be an investment of a global amount of U.S.$6.6 million, as supporting shareholder.

Trend Information

Currency Fluctuations

     Certain changes in operating revenues set forth in U.S. dollars in this section were derived by translating revenues recorded in euros at the average rate for the relevant period. Such information is presented in light of the fact that most of our revenues are denominated in U.S. dollars while our consolidated financial statements are presented in euros. Such changes are presented only in order to assist in an understanding of our operating revenues but are not part of our reported financial statements and may not be indicative of changes in our actual or anticipated operating revenues.

     As a company that derives a substantial amount of its revenue from sales internationally, we are subject to risks relating to fluctuations in currency exchange rates. In the nine months ended September 30, 2003 and the years ended December 31, 2002 and 2001, over 90% of our operating revenues and approximately two-thirds of our operating expenses were denominated in currencies other than euros. These included U.S. dollars and, to a significantly lesser extent, other non-Euro Western European currencies, principally British pounds and Norwegian kroner. In addition, a significant portion of our revenues that were invoiced in euros related to contracts that were effectively priced in U.S. dollars, as the U.S. dollar often serves as the reference currency when bidding for contracts to provide geophysical services.

     Fluctuations in the exchange rate of the euro against such other currencies, particularly the U.S. dollar, have had in the past and can be expected in future periods to have a significant effect upon our results of operations. Since we participate in competitive bids for data acquisition contracts that are denominated in U.S. dollars, an appreciation of the U.S. dollar against the euro improves our competitive position against that of other companies whose costs and expenses are denominated in U.S. dollars. For financial reporting purposes, such appreciation positively affects our reported results of operations since U.S. dollar-denominated earnings that are converted to euros are stated at an increased value. An appreciation of the euro against the U.S. dollar has the opposite effect. As a result, the Group’s sales and operating income are exposed to the effects of fluctuations in the value of the euro versus the U.S. dollar. In addition, our exposure to fluctuations in the euro / U.S. dollar exchange rate has considerably increased over the last few years due to increased sales outside of Europe.

     We attempt to match foreign currency revenues and expenses in order to balance our net position of receivables and payables denominated in foreign currencies. For example, charter costs for our four chartered vessels, as well as our most important computer hardware leases, are denominated in U.S. dollars. Nevertheless, during the past five years such dollar-denominated expenses have not equaled dollar-denominated revenues, principally due to personnel costs payable in euros.

     We do not enter into forward foreign currency exchange contracts for trading purposes.

Seasonality

     Our land and marine seismic acquisition activities are seasonal in nature. We generally experience decreased revenues in the first quarter of each year due to the effects of weather conditions in the Northern Hemisphere. Also, our principal clients are generally not prepared to fully commit their annual exploration budget to specific projects during the first quarter of the year. We have historically experienced higher levels of activity in our equipment manufacturing operations in the fourth quarter as our clients seek to fully deploy annual budgeted capital.

Item 3: QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     Because we operate internationally, we are exposed to general risks linked to operating abroad. The table below provides information about our market sensitive financial instruments and constitutes a “forward-looking statement”. Our major market risk exposures are changing interest rates and currency fluctuations. Our policy is to manage interest rates through use of a combination of fixed and floating rate debt. Interest rate swaps may be used to adjust interest rate exposures when appropriate, based upon market conditions. A portion of our current assets is denominated in foreign currencies, which exposes us to market risk associated with exchange rate movements. Our policy generally is to hedge major foreign currency cash exposures through foreign exchange forward contracts. These contracts are entered into with major financial institutions, thereby minimizing the risk of credit loss. All instruments are entered into for non-trading purposes.

     The table below presents principal amounts and related weighted average interest rates by year of maturity for our debt obligations and our foreign exchange forward contracts, all of which mature in one year or less and their fair value as of September 30, 2003:

Fair value (in € million)	2004	2005	2006	2007	Thereafter	Total	Fair Value

Cap contracts
Interest rate cap U.S. dollar	—
Capped rate	—%
Debt
U.S. dollar	2.2	2.6	2.1	195.2	1.2	203.4	220.8
Average fixed rate	5.1%	5.1%	5.1%	10.6%	8.5%	10.4%
U.S. dollar	1.4	1.6	1.2	0.7	0.7	5.5	5.5
Average variable rate	2.0%	2.0%	2.1%	2.5%	7.1%	2.7%
Euro	9.3	8.3	3.6	1.0	—	22.2	22.1
Average fixed rate	6.4%	6.4%	6.3%	6.0%	—	6.4%
Euro	6.9	1.2	6.1	—	—	14.1	14.1
Average variable rate	6.4%	2.7%	2.7%	—	—	4.5%
Other currencies	0.3	0.3	0.2	0.0	—	0.8	0.8
Average fixed rate	7.6%	7.3%	7.1%	5.1%	—	7.3%
Other currencies	7.9	0.1	0.1	0.1	—	8.2	8.2
Average variable rate	26.8%	7.3%	7.3%	7.3%	—	26.0%
Foreign Exchange — Firm commitments
Forward sales (in U.S.$)	138.85					9.2
U.S. dollars average rate	1.0839
Options — Puts (in U.S.$)
U.S. dollars average rate

Item 4: CONTROLS AND PROCEDURES

     As of the end of the period covered by this report, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, under the supervision of our management, including our Chief Executive Officer and our Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that such controls and procedures are effective to ensure that information required to be disclosed in reports filed with or submitted to the SEC under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms.

     There has been no change in our internal control over financial reporting during the quarter covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II

Item 1: LEGAL PROCEEDINGS

     On October 8, 2003, our suit against one of our clients, disclosed in our report on Form 6-K submitted on September 4, 2003, relating to a marine seismic contract, was successfully concluded and we collected in full the outstanding payment including accrued late interest.

Item 2: CHANGES IN SECURITIES AND USE OF PROCEEDS

     Not applicable.

Item 3: DEFAULTS UPON SENIOR SECURITIES

     Not applicable.

Item 4: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     Not applicable.

Item 5: OTHER INFORMATION

     Not applicable.

Item 6: EXHIBITS AND CURRENT REPORTS ON FORM 6-K

Exhibits

     The following instruments and documents are included as Exhibits to this report. Exhibits incorporated by reference are so indicated.

Exhibit No	Exhibit

10.1	Plan Support Agreement, dated June 18, 2003 among PGS and PGS’s banks, creditors and certain of its shareholders (1)
10.2*	Underwriting Agreement, dated July 25, 2003 among PGS and certain PGS shareholders
31.1*	Certificate issued by the CGG Chairman and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act
31.2*	Certificate issued by the CGG Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act

*	Filed herewith.

(1)	Incorporated by reference to the Schedule 13 D/A filed by CGG, dated June 27, 2003

Reports on Form 6-K

     On September 4, 2003, we submitted a report on Form 6-K including a press release announcing our consolidated results for the second quarter of 2003.

    On September 11, 2003, we submitted a report on Form 6-K including a press release announcing that we had received the “Dell Centers for Research Excellence” award.

    On October 28, 2003, we submitted a report on Form 6-K including a press release announcing the launch of HDPIC technology.

    On October 28, 2003, we submitted a second report on Form 6-K including a press release announcing the acquisition of SODERA by our subsidiary, Sercel.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

/s/ Michel Ponthus

Compagnie Générale de Géophysique (Registrant)

/s/ Michel Ponthus

Michel Ponthus
Senior Executive Vice President
Finance & Human Resources and Chief Financial Officer

Date: November 13, 2003